EXHIBIT 1

                                  [TRANSLATION]

                                                                 August 20, 2007

                   INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LTD.


TEL AVIV STOCK EXCHANGE         SECURITIES AUTHORITY
www.tase.co.il                  www.isa.gov.il

               IMMEDIATE REPORT OF RESULTS OF MEETING TO APPROVE A
                  TRANSACTION WITH THE CONTROLLING SHAREHOLDER

1. The following resolutions were adopted at the General Meeting which took place on August 20, 2007:

2.

TYPE OF TRANSACTION: Other

                     Settlement of the Class Action

SUMMARY OF THE RESOLUTION:

     To approve the settlement agreement between the Bank and Mr. A. Fin within the framework of the class action suit and the motion to approve the class action suit filed by him in Civil File (Tel-Aviv) 2266/02 and Motion File 19002/02 against the Bank, the State and Officers of the Bank, in the name of all persons who purchased shares of the bank beginning from December 1, 2001 until August 22, 2002 ("THE CLAIMANT GROUP"); and this pursuant to the following principles:

          a. The amount to be paid to the Claimant Group is NIS 4.7 MILLION ("THE SETTLEMENT AMOUNT").

          b. For the purpose of distributing the Settlement Amount, the amount of the claim of each member of the group shall be the nominal amount at which he purchased his shares reduced by the value of the shares on the stock exchange on the date of the filing of the class action suit, October 27, 2002 ("THE RECOGNIZED CLAIM AMOUNT").

          c. The Settlement Amount shall be distributed only among members of the group who shall file debt claims that are approved ("MEMBERS OF THE PARTICIPATING GROUP").

          d.   1)   At the first stage, the Settlement Amount shall be
                    distributed among the Members of the Participating Group, to cover their Recognized Claim Amounts, pro-rata.

               2) If the Members of the Participating Group shall receive their full Recognized Claim Amount at the first stage, then in the next stage the balance of the Settlement Amount shall serve to cover linkage differentials and interest pursuant to law, for the Recognized Claim Amounts of the Members of the Participating Group. This distribution shall also be made pro-rata.

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               3)   If afterwards there shall remain a balance of the Settlement
                    Amount, then the sum of NIS 100,000 from the balance shall be transferred to a public cause or causes, and any remainder shall be returned to the Bank.

          e. If the total sum of the Recognized Claim Amounts of those members which the court shall approve their opting-out from the settlement agreement could file ("THE TOTAL OPTED-OUT AMOUNT") shall be NIS 200,000 or greater, a proportionate amount of the Settlement Amount shall not be distributed among the Members of the Participating Group, rather it shall be returned or held by the Bank ("THE UNDISTRIBUTED AMOUNT").

          f. If the Total Opted-Out Amount shall be NIS 2 million or greater, or if it can not be reasonably valued, the Bank shall be entitled to rescind the Settlement Agreement.

          g. In addition to the Settlement Amount, the Bank shall pay remuneration to the class action plaintiff in the sum of NIS 400,000 and attorneys' fees of the class action plaintiff in the sum of NIS 800,000, both sums plus V.A.T., if applicable, and other expenses.

THE RESOLUTION: Passed

THE NUMBER OF SHARES PARTICIPATING IN THE VOTE: 6,642,194

THE NUMBER OF SHARES VOTING IN FAVOR: 6,642,194

THE NUMBER OF SHARES VOTING AGAINST: 0

THE PERCENTAGE OF THE SHARES PARTICIPATING THAT VOTED AGAINST: 0%

THE PERCENTAGE OF VOTERS THAT HAVE NO PERSONAL INTEREST IN THE TRANSACTION WHO VOTED IN FAVOR OF THE TRANSACTION: 100%

OF THE TOTAL VOTING RIGHTS OF THE COMPANY, THE PERCENTAGE OF THOSE THAT HAVE NO PERSONAL INTEREST IN THE TRANSACTION, WHO VOTED AGAINST: 0%

3. Resolutions regarding other matters that were in the agenda:

     a. Further to the approval of the Audit Committee and the Board of Directors from May 30, 2007 and July 2, 2007, to confirm that the Chairman of the Board of the Bank, Dr. R. Cohen, shall be entitled at the conclusion of his service at the Bank to additional severance payments at the rate of 100%, according to a month's salary ("the Monthly Salary" as defined in his employment contract) for each year of service and the proportionate part of a month for each part of a year.

     b. The additional severance payments shall be paid immediately upon the conclusion of the service.

     c.   In regard to the aforementioned:

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          1.   "the Conclusion of Service" is for any reason and at any time, except resignation prior to the date set pursuant to the employment contract as the date of the conclusion of the service.

          2. Transfer of control of the Bank shall be deemed "Conclusion of Service".

     d. The additional severance payments shall be in addition to the sums that were allocated by the Bank for the Chairman of the Board to employee's benefit insurance during his term of service.

     e. The payment of the additional severance payments shall be subject to the approval of the Commisioner of Wages and Labor Agreements in the Ministry of Finance.

This report is filed further to the following reports:

Original Report dated July 12, 2007.

In all of the above data the total votes and not shares were listed and abstentions were not taken into account.